UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

NIELSEN HOLDINGS N.V.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

N63218106

(CUSIP Number)

December 31, 2011

(Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G	Page 1 of 21

CUSIP No. N63218106

1	NAMES OF REPORTING PERSONS Carlyle Offshore Partners II Holdings, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 270,746,445
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 270,746,445
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 270,746,445
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 75.4%
12	TYPE OF REPORTING PERSON OO (Cayman Islands Exempt Company)

SCHEDULE 13G	Page 2 of 21

CUSIP No. N63218106

1	NAMES OF REPORTING PERSONS Carlyle Offshore Partners II, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 270,746,445
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 270,746,445
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 270,746,445
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 75.4%
12	TYPE OF REPORTING PERSON OO (Cayman Islands Exempt Company)

SCHEDULE 13G	Page 3 of 21

CUSIP No. N63218106

1	NAMES OF REPORTING PERSONS DBD Cayman Holdings, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 270,746,445
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 270,746,445
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 270,746,445
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 75.4%
12	TYPE OF REPORTING PERSON OO (Cayman Islands Exempt Company)

SCHEDULE 13G	Page 4 of 21

CUSIP No. N63218106

1	NAMES OF REPORTING PERSONS DBD Cayman, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 270,746,445
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 270,746,445
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 270,746,445
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 75.4%
12	TYPE OF REPORTING PERSON OO (Cayman Islands Exempt Company)

SCHEDULE 13G	Page 5 of 21

CUSIP No. N63218106

1	NAMES OF REPORTING PERSONS TCG Holdings Cayman II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 270,746,445
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 270,746,445
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 270,746,445
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 75.4%
12	TYPE OF REPORTING PERSON PN

SCHEDULE 13G	Page 6 of 21

CUSIP No. N63218106

1	NAMES OF REPORTING PERSONS TC Group Cayman Investment Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 270,746,445
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 270,746,445
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 270,746,445
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 75.4%
12	TYPE OF REPORTING PERSON PN

SCHEDULE 13G	Page 7 of 21

CUSIP No. N63218106

1	NAMES OF REPORTING PERSONS CP IV GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 270,746,445
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 270,746,445
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 270,746,445
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 75.4%
12	TYPE OF REPORTING PERSON OO (Cayman Islands Exempt Company)

SCHEDULE 13G	Page 8 of 21

CUSIP No. N63218106

1	NAMES OF REPORTING PERSONS TC Group IV Cayman, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 270,746,445
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 270,746,445
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 270,746,445
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 75.4%
12	TYPE OF REPORTING PERSON PN

SCHEDULE 13G	Page 9 of 21

CUSIP No. N63218106

1	NAMES OF REPORTING PERSONS Carlyle Partners IV Cayman, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 270,746,445
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 270,746,445
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 270,746,445
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 75.4%
12	TYPE OF REPORTING PERSON PN

SCHEDULE 13G	Page 10 of 21

CUSIP No. N63218106

1	NAMES OF REPORTING PERSONS CP IV Coinvestment Cayman, L.P
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 270,746,445
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 270,746,445
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 270,746,445
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 75.4%
12	TYPE OF REPORTING PERSON PN

SCHEDULE 13G	Page 11 of 21

CUSIP No. N63218106

1	NAMES OF REPORTING PERSONS CEP II Managing GP Holdings, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 270,746,445
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 270,746,445
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 270,746,445
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 75.4%
12	TYPE OF REPORTING PERSON OO (Cayman Islands Exempt Company)

SCHEDULE 13G	Page 12 of 21

CUSIP No. N63218106

1	NAMES OF REPORTING PERSONS CEP II Managing GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 270,746,445
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 270,746,445
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 270,746,445
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 75.4%
12	TYPE OF REPORTING PERSON PN

SCHEDULE 13G	Page 13 of 21

CUSIP No. N63218106

1	NAMES OF REPORTING PERSONS Carlyle Europe Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 270,746,445
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 270,746,445
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 270,746,445
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 75.4%
12	TYPE OF REPORTING PERSON PN

SCHEDULE 13G	Page 14 of 21

CUSIP No. N63218106

1	NAMES OF REPORTING PERSONS CEP II Participations S.à r.l. SICAR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 270,746,445
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 270,746,445
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 270,746,445
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 75.4%
12	TYPE OF REPORTING PERSON OO (Luxembourg Limited Liability Company)

SCHEDULE 13G	Page 15 of 21

ITEM 1.	(a)	Name of Issuer:

Nielsen Holdings N.V. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

770 Broadway, New York, New York 10003

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Carlyle Offshore Partners II Holdings, Ltd.

Carlyle Offshore Partners II Ltd.

DBD Cayman Holdings, Ltd.

DBD Cayman, Ltd.

TCG Holdings Cayman II, L.P.

TC Group Cayman Investment Holdings, L.P.

CP IV GP, Ltd.

TC Group IV Cayman, L.P.

Carlyle Partners IV Cayman, L.P.

CP IV Coinvestment Cayman, L.P

CEP II Managing GP Holdings, Ltd.

CEP II Managing GP, L.P.

Carlyle Europe Partners II, L.P.

CEP II Participations S.à r.l. SICAR

	(b)	Address or Principal Business Office:

The address for each of CEP II Managing GP, L.P. and Carlyle Europe Partners II, L.P. is c/o The Carlyle Group, 1001 Pennsylvania Ave. NW, Suite 220 South, Washington, D.C. 20004-2505.

The address for CEP II Participations S.à r.l. SICAR is 2 Avenue Charles de Gaulle, Luxembourg L-1653, Luxembourg.

The address for each of the other Reporting Persons is c/o Walker Corporate Services Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9001, Cayman Islands.

	(c)	Citizenship of each Reporting Person is:

CEP II Managing GP, L.P. is organized under the laws of Canada. Carlyle Europe Partners II, L.P. is organized under the laws of the United Kingdom. CEP II Participations S.à r.l. SICAR is organized under the laws of Luxembourg. Each of the other Reporting Persons is organized under the laws of the Cayman Islands.

	(d)	Title of Class of Securities:

Common stock, €0.07 par value per share (“Common Stock”).

	(e)	CUSIP Number:

N63218106

ITEM 3.

Not applicable.

SCHEDULE 13G	Page 16 of 21

ITEM 4.	Ownership

Ownership (a-c)

Valcon Acquisition Holding (Luxembourg) S.à r.l. (“Luxco”) is a private limited company incorporated under the laws of Luxembourg, the equity interests of which are held by a private investor group. Luxco holds 270,746,445 shares of Common Stock, or 75.4% of the outstanding shares of Common Stock based on 359,225,318 shares of Common Stock outstanding as of September 30, 2011. Based on the ownership of outstanding capital of Luxco, the following shares of Common Stock held by Luxco would be attributable to each of the following Reporting Persons as of December 31, 2011:

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Carlyle Offshore Partners II Holdings, Ltd.	55,095,354	15.3%	0	55,095,354	0	55,095,354
Carlyle Offshore Partners II, Ltd.	55,095,354	15.3%	0	55,095,354	0	55,095,354
DBD Cayman Holdings, Ltd.	55,095,354	15.3%	0	55,095,354	0	55,095,354
DBD Cayman, Ltd.	55,095,354	15.3%	0	55,095,354	0	55,095,354
TCG Holdings Cayman II, L.P.	55,095,354	15.3%	0	55,095,354	0	55,095,354
TC Group Cayman Investment Holdings, L.P.	55,095,354	15.3%	0	55,095,354	0	55,095,354
CP IV GP, Ltd.	45,178,187	12.6%	0	45,178,187	0	45,178,187
TC Group IV Cayman, L.P.	45,178,187	12.6%	0	45,178,187	0	45,178,187
Carlyle Partners IV Cayman, L.P.	43,424,425	12.1%	0	43,424,425	0	43,424,425
CP IV Coinvestment Cayman, L.P	1,753,762	0.5%	0	1,753,762	0	1,753,762
CEP II Managing GP Holdings, Ltd.	9,917,167	2.8%	0	9,917,167	0	9,917,167
CEP II Managing GP, L.P.	9,917,167	2.8%	0	9,917,167	0	9,917,167
Carlyle Europe Partners II, L.P.	9,917,167	2.8%	0	9,917,167	0	9,917,167
CEP II Participations S.à r.l. SICAR	9,917,167	2.8%	0	9,917,167	0	9,917,167

Carlyle Partners IV Cayman, L.P. (“CP IV”) beneficially owns 64,970 ordinary shares of Luxco (“Ordinary Shares”) and 20,847,394 Yield Free Convertible Preferred Equity Certificates of Luxco (“YFCPECs”). CP IV Coinvestment Cayman, L.P (“CPIV Coinvest”) beneficially owns 2,620 Ordinary Shares and 841,958 YFCPECs. CEP II Participations S.à r.l. SICAR (“CEP II P”) beneficially owns 14,840 Ordinary Shares and 4,761,076 YFCPECs (the Ordinary Shares and YFCPECs beneficially owned by CP IV, CPIV Coinvest and CEP II P are collectively referred to as the “Carlyle Shares”). The YFCPECs are convertible into Ordinary Shares of Luxco at any time at the option of Luxco or at the option of the holders thereof.

TC Group IV Cayman, L.P. is the general partner of each of CP IV and CPIV Coinvest. CP IV GP, Ltd. is the general partner of TC Group IV Cayman, L.P. TC Group Cayman Investment Holdings, L.P. is the sole shareholder of TC Group IV Cayman, L.P.

Carlyle Europe Partners II, L.P. is the sole shareholder of CEP II P. CEP II Managing GP, L.P. is the general partner of Carlyle Europe Partners II, L.P. CEP II Managing GP Holdings, Ltd. is the general partner of CEP II Managing GP, L.P. TC Group Cayman Investment Holdings, L.P. is the sole shareholder of CEP II Managing GP Holdings, Ltd.

The general partner of TC Group Cayman Investment Holding, L.P. is TCG Holdings Cayman II, L.P. The general partner of TCG Holdings Cayman II, L.P. is DBD Cayman Ltd. The sole shareholder of DBD Cayman, Ltd. is DBD Cayman Holdings, Ltd., a Cayman Islands exempted limited liability company. The Class B member of DBD Cayman Holdings, Ltd. is Carlyle Offshore Partners II, Ltd., which has voting power over the Carlyle Shares.

DBD Cayman Holdings, Ltd. is controlled by its ordinary members, and all action relating to the voting or disposition of the Carlyle Shares requires the approval of a majority of the ordinary members. William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein are the ordinary members of DBD Cayman Holdings, Ltd. and, in such capacity, may be deemed to share beneficial ownership of Carlyle Shares beneficially owned by DBD Cayman Holdings, Ltd. Such individuals expressly disclaim any such beneficial ownership

Pursuant to an agreement between DBD Cayman Holdings, Ltd. and its Class B member, Carlyle Offshore Partners II, Ltd., voting power over the Common Stock is held by Carlyle Offshore Partners II, Ltd. The sole shareholder of Carlyle Offshore Partners II, Ltd. is Carlyle Offshore Partners II Holdings, Ltd. Carlyle Offshore Partners II Holdings, Ltd. has 13 members, with no member controlling more than 7.7% of the vote, consisting of William E. Conway, Jr., David M. Rubenstein, Daniel A. D’Aniello, Adam Palmer, Allan Holt, Bruce E. Rosenblum, Curtis L. Buser, Glenn A. Youngkin, Gregory Summe, Jean Pierre Millet, Jeffrey W. Ferguson, Peter J. Clare and Robert G. Stuckey. Each of these members disclaims beneficial ownership of the Carlyle Shares.

ITEM 5.	Ownership of Five Percent or Less of a Class

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

ITEM 8.	Identification and Classification of Members of the Group

Each of the AlpInvest Funds, Blackstone Funds, Carlyle Funds, Centerview Funds, Hellman & Friedman Funds, KKR Funds and Thomas H. Lee Funds listed below (collectively, the “Investor Funds”), together with Luxco, is a party to an amended and restated shareholders agreement dated as of January 31, 2011 (the “Luxco Shareholders Agreement”). In addition, the Investor Funds, Luxco, the Issuer, Valcon Acquisition B.V. and The Nielsen Company B.V. are parties to an amended as restated shareholders agreement dated as of January 31, 2011 (the “Nielsen Shareholders Agreement” and, together with the Luxco Shareholders Agreement, the “Shareholders Agreements”). Given the terms of the Shareholders Agreements, Luxco, each of the Investor Funds and certain of their respective affiliates may be deemed to be a member of a group exercising voting and investment control over the shares of Common Stock held by Luxco. Each of the Reporting Persons disclaims membership in any such group and disclaims beneficial ownership of any shares of Common Stock owned by other parties to the Stockholders Agreements.

Investor Funds

AlpInvest Funds

AlpInvest Partners CS Investments 2006 C.V.

AlpInvest Partners Later Stage Co-Investments Custodian II-A, BV

Blackstone Funds

Blackstone Capital Partners (Cayman) V, L.P.

Blackstone Family Investment Partnership (Cayman) V, L.P.

Blackstone Participation Partnership (Cayman) V, L.P.

Blackstone Capital Partners (Cayman) V-A, L.P.

Blackstone Family Investment Partnership (Cayman) V-SMD, L.P.

BCP (Cayman) V-S, L.P.

BCP V Co-Investors (Cayman), L.P.

Carlyle Funds

Carlyle Partners IV Cayman, L.P.

CP IV Coinvestment Cayman, L.P.

CEP II Participations S.à r.l. SICAR

Centerview Funds

Centerview Capital, L.P.

Centerview Employees, L.P.

Centerview VNU LLC

Hellman & Friedman Funds

Hellman & Friedman Capital Partners V (Cayman), L.P.

Hellman & Friedman Capital Partners V (Cayman Parallel), L.P.

Hellman & Friedman Capital Associates V (Cayman), L.P.

KKR Funds

KKR VNU (Millennium) L.P.

KKR Millennium Fund (Overseas), Limited Partnership

KKR VNU Equity Investors, L.P.

Thomas H. Lee Funds

THL (Alternative) Fund V, L.P.

THL Coinvestment Partners, L.P.

THL Equity Fund VI Investors (VNU), L.P.

THL Equity Fund VI Investors (VNU) II, L.P.

THL Equity Fund VI Investors (VNU) III, L.P.

THL Equity Fund VI Investors (VNU) IV, LLC

Putnam Investment Holdings, LLC

Putnam Investments Employees’ Securities Company I LLC

Putnam Investments Employees’ Securities Company II LLC

Putnam Investments Employees’ Securities Company III LLC

Thomas H. Lee Investors Limited Partnership

Thomas H. Lee (Alternative) Parallel Fund V, L.P.

Thomas H. Lee (Alternative) Cayman Fund V, L.P.

Thomas H. Lee (Alternative) Fund VI, L.P.

Thomas H. Lee (Alternative) Parallel Fund VI, L.P.

Thomas H. Lee (Alternative) Parallel (DT) Fund VI, L.P.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.	Certification

Not applicable.

SCHEDULE 13G	Page 17 of 21

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2012

Carlyle Offshore Partners II Holdings, Ltd.

by:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	David M. Rubenstein
Title:	Director

Carlyle Offshore Partners II, Ltd.
by: Carlyle Offshore Partners II Holdings, Ltd., its sole shareholder

by:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	David M. Rubenstein
Title:	Director

DBD Cayman Holdings, Ltd.
by: Carlyle Offshore Partners II, Ltd., its Class B Member
by: Carlyle Offshore Partners II Holdings, Ltd., its sole shareholder

by:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	David M. Rubenstein
Title:	Director

DBD Cayman, Ltd.
by: DBD Cayman Holdings, Ltd., its sole shareholder
by: Carlyle Offshore Partners II, Ltd., its Class B Member
by: Carlyle Offshore Partners II Holdings, Ltd., its sole shareholder

by:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	David M. Rubenstein
Title:	Director

SCHEDULE 13G	Page 18 of 21

TCG Holdings Cayman II, L.P.
by: DBD Cayman, Ltd., its general partner
by: DBD Cayman Holdings, Ltd., its sole shareholder
by: Carlyle Offshore Partners II, Ltd., its Class B Member
by: Carlyle Offshore Partners II Holdings, Ltd., its sole shareholder

by:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	David M. Rubenstein
Title:	Director

TC Group Cayman Investment Holdings, L.P.
by: TCG Holdings Cayman II, L.P., its general partner
by: DBD Cayman, Ltd., its general partner
by: DBD Cayman Holdings, Ltd., its sole shareholder
by: Carlyle Offshore Partners II, Ltd., its Class B Member
by: Carlyle Offshore Partners II Holdings, Ltd., its sole shareholder

by:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	David M. Rubenstein
Title:	Director

CP IV GP, Ltd.
by: TC Group Cayman Investment Holdings, L.P., its sole shareholder by: TCG Holdings Cayman II, L.P., its general partner
by: DBD Cayman, Ltd., its general partner
by: DBD Cayman Holdings, Ltd., its sole shareholder
by: Carlyle Offshore Partners II, Ltd., its Class B Member
by: Carlyle Offshore Partners II Holdings, Ltd., its sole shareholder

by:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	David M. Rubenstein
Title:	Director

SCHEDULE 13G	Page 19 of 21

TC Group IV Cayman, L.P.
by: CP IV GP, Ltd., its general partner
by: TC Group Cayman Investment Holdings, L.P., its sole shareholder by: TCG Holdings Cayman II, L.P., its general partner
by: DBD Cayman, Ltd., its general partner
by: DBD Cayman Holdings, Ltd., its sole shareholder
by: Carlyle Offshore Partners II, Ltd., its Class B Member
by: Carlyle Offshore Partners II Holdings, Ltd., its sole shareholder

by:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	David M. Rubenstein
Title:	Director

Carlyle Partners IV Cayman, L.P.
by: TC Group IV Cayman, L.P.
by: CP IV GP, Ltd., its general partner
by: TC Group Cayman Investment Holdings, L.P., its sole shareholder by: TCG Holdings Cayman II, L.P., its general partner
by: DBD Cayman, Ltd., its general partner
by: DBD Cayman Holdings, Ltd., its sole shareholder
by: Carlyle Offshore Partners II, Ltd., its Class B Member
by: Carlyle Offshore Partners II Holdings, Ltd., its sole shareholder

by:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	David M. Rubenstein
Title:	Director

SCHEDULE 13G	Page 20 of 21

CP IV Coinvestment Cayman, L.P.
by: TC Group IV Cayman, L.P.
by: CP IV GP, Ltd., its general partner
by: TC Group Cayman Investment Holdings, L.P., its sole shareholder by: TCG Holdings Cayman II, L.P., its general partner
by: DBD Cayman, Ltd., its general partner
by: DBD Cayman Holdings, Ltd., its sole shareholder
by: Carlyle Offshore Partners II, Ltd., its Class B Member
by: Carlyle Offshore Partners II Holdings, Ltd., its sole shareholder

by:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	David M. Rubenstein
Title:	Director

CEP II Managing GP Holdings, Ltd.
by: TC Group Cayman Investment Holdings, L.P., its sole shareholder by: TCG Holdings Cayman II, L.P., its general partner
by: DBD Cayman, Ltd., its general partner
by: DBD Cayman Holdings, Ltd., its sole shareholder
by: Carlyle Offshore Partners II, Ltd., its Class B Member
by: Carlyle Offshore Partners II Holdings, Ltd., its sole shareholder

by:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	David M. Rubenstein
Title:	Director

CEP II Managing GP, L.P.
by: CEP II Managing GP Holdings, Ltd., its general partner
by: TC Group Cayman Investment Holdings, L.P., its sole shareholder by: TCG Holdings Cayman II, L.P., its general partner
by: DBD Cayman, Ltd., its general partner
by: DBD Cayman Holdings, Ltd., its sole shareholder
by: Carlyle Offshore Partners II, Ltd., its Class B Member
by: Carlyle Offshore Partners II Holdings, Ltd., its sole shareholder

by:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	David M. Rubenstein
Title:	Director

SCHEDULE 13G	Page 21 of 21

Carlyle Europe Partners II, L.P.
by: CEP II Managing GP, L.P., its general partner
by: CEP II Managing GP Holdings, Ltd., its general partner
by: TC Group Cayman Investment Holdings, L.P., its sole shareholder by: TCG Holdings Cayman II, L.P., its general partner
by: DBD Cayman, Ltd., its general partner
by: DBD Cayman Holdings, Ltd., its sole shareholder
by: Carlyle Offshore Partners II, Ltd., its Class B Member
by: Carlyle Offshore Partners II Holdings, Ltd., its sole shareholder

by:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	David M. Rubenstein
Title:	Director

CEP II Participations S.à r.l. SICAR
by: Carlyle Europe Partners II, L.P.,
by: CEP II Managing GP, L.P., its general partner
by: CEP II Managing GP Holdings, Ltd., its general partner
by: TC Group Cayman Investment Holdings, L.P., its sole shareholder by: TCG Holdings Cayman II, L.P., its general partner
by: DBD Cayman, Ltd., its general partner
by: DBD Cayman Holdings, Ltd., its sole shareholder
by: Carlyle Offshore Partners II, Ltd., its Class B Member
by: Carlyle Offshore Partners II Holdings, Ltd., its sole shareholder

by:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	David M. Rubenstein
Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description

24	Power of Attorney

99	Joint Filing Agreement